(Check One): ☒ Form 10-K or Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q or Form 10-QSB ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number: 0-11532

☒ For Period Ended: June 30, 2002
☐ Transition Report on Form 10-K or Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q or Form 10-QSB
☐ Transition Report on Form N-SAR
For the Transition Period Ended

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Venture Catalyst Incorporated
_____________________________________________________________________________________________
Full Name of Registrant

_____________________________________________________________________________________________
Former Name if Applicable

591 Camino De La Reina, Suite 418
_____________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

San Diego, California 92108
_____________________________________________________________________________________________
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with management’s final review of the Form 10-KSB, certain issues were raised regarding the consistency of the wording regarding the Company’s critical accounting policy. Such review resulted in certain revisions being made to the disclosures in the Form 10-KSB. In order to ensure that all conforming changes were made, the Company was unable to file its Form 10-KSB on the prescribed due date without unreasonable effort or expense.

(Attach Extra Sheets if Needed)

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Kevin P. McIntosh (Name)	858 (Area Code)	385-1000 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached hereto.

Venture Catalyst Incorporated
_____________________________________________________________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 30, 2002	By: /s/ KEVIN P. MCINTOSH Kevin P. McIntosh Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

General Instructions

1.    This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.    One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.    A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.    Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.    Electronic Filers.    This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).

Exhibit A

Fourth Quarter Results

Revenues for the three months ended June 30, 2002 were zero as compared to $200,000 during the same period last year. Although revenues at the Barona Casino exceeded expenses for the period, the level of revenues were not sufficient under the formula used to calculate VCAT’s consulting fee to offset the effect of the significant capital, construction, interest and operating expenses incurred at the Barona Casino. These expenses primarily relate to the expenses associated with the ongoing development of the Barona Valley Ranch and the increase of debt by the Barona Tribe for use in the expansion project.

Revenues for services provided to clients other than the Barona Tribe for the three months ended June 30, 2002 and 2001 were zero, as a result of VCAT’s decision to restructure its business and realign its operations to focus solely on the Native American gaming industry. VCAT’s decision, made in the second quarter of the fiscal year ended June 30, 2001 was in response to the reduction in demand for its technology and Internet services.

Cost of services decreased 90% to $114, 000 for the three months ended June 30, 2002 from $1,169,000 in the same period last year, and general operating and administrative expenses increased 12% from $892,000 in the same period last year to $995,000 for the fourth quarter of fiscal 2002.

Amortization of intangible assets and stock-based compensation for the three months ended June 30, 2002 decreased 99% from $129,000 in the same period last year to $1,500.

During the three months ended June 30, 2002, as a result of the change in estimate, VCAT reduced the cost of services—anticipated contract loss by $4,626,000, based on earned consulting fees from the 1996 Consulting Agreement in July and August 2002, estimated consulting fees for September and October 2002 and a reduction of the estimated amount of the foreseeable expenses to be incurred in connection with providing services under the 1996 Consulting Agreement through the end of its current term in March 2004. VCAT will continue to review the estimated revenues and foreseeable expenses in connection with the 1996 Consulting Agreement on an ongoing basis. To the extent actual revenues and expenses differ from present estimates, VCAT will make further adjustments to the cost of services-anticipated contract loss, if necessary.

VCAT’s net income for the three months ended June 30, 2002 was $3,313,000 or $0.45 per share. This compares with a net loss of $5,651,000, or $(0.77) per share, for the prior year period.

Results for Fiscal 2002

Consolidated revenues for fiscal 2002 decreased to zero from $8,840,000 during fiscal 2001. Revenues for consulting services provided to the Barona Tribe in fiscal 2002 decreased to zero from $7,069,000 earned during fiscal 2001, of which only $200,000 was earned in the last six months of fiscal 2001. Although revenues at the Barona Casino exceeded expenses during fiscal 2002, the level of revenues were not sufficient under the formula used to calculate VCAT’s consulting fee under the 1996 Consulting Agreement to offset the effect of the significant capital, construction, interest and operating expenses incurred at the Barona Casino. These expenses primarily relate to the ongoing development of the Barona Valley Ranch, the increase of debt by the Barona Tribe for use in the expansion project and the Barona Casino’s interim expansion.

Revenues for services provided to clients other than the Barona Tribe in fiscal 2002 decreased to zero from $1,771,000 earned during fiscal 2001. The decrease was due to VCAT’s restructuring program implemented in fiscal 2001 and VCAT’s decision to only provide services to Native American gaming clients, as a result of a decrease in demand for its technology and Internet services.

Cost of revenues for continuing operations decreased 64%, from $7,036,000 during fiscal 2001 to $2,522,000 for fiscal 2002, and general operating and administrative expenses decreased 48%, from $6,781,000 during fiscal 2001 to $3,499,000 for fiscal 2002.

VCAT reported a net loss for the fiscal year of $5,715,000, or $(0.79) per share. This compares with a net loss of $18,510,000, or $(2.53) per share, for the prior year.

Except for historical information contained within, this release includes certain forward-looking statements and projections. These statements, which relate to VCAT’s intentions with respect to future operations and beliefs regarding the marketplace, are based on management’s belief, as well as assumptions made by, and information currently available to, management. While VCAT believes that its expectations are based upon reasonable assumptions, there can be no assurances that VCAT’s plans, objectives and financial goals will be realized. Numerous factors (including risks and uncertainties) may affect VCAT’s actual results and may cause its plans and objectives to differ materially from those expressed in the forward-looking statements made by or on behalf of VCAT. Some of these factors include dependence on revenues from the Barona Tribe; the uncertainty of revenues from VCAT’s consulting agreement with the Barona Tribe; the ability of VCAT to return to profitability; VCAT’s ability to recognize, develop and exploit additional business opportunities, including Mariposa; the ability to attract and retain key employees, including VCAT’s Chairman, President and Chief Executive Officer, L. Donald Speer II; and other factors detailed in VCAT’s Form 10-KSB, Forms 10-QSB and other reports filed pursuant to the Securities Exchange Act of 1934, as amended. VCAT specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

VENTURE CATALYST INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Months Ended June 30,

	2002	2001
REVENUES:
Client services	$—	$200,000
OPERATING EXPENSES:
Cost of revenues	113,542	1,168,871
Cost of services-anticipated contract loss	(4,625,766)	—
General and administrative expenses	995,453	892,128
Restructuring expenses and related asset impairment	—	235,679
Impairment of deferred contract costs	—	1,899,767
Amortization of intangible assets and stock-based compensation	1,478	129,058

Operating expenses	(3,515,293)	4,325,503

Operating income (loss)	3,515,293	(4,125,503)
OTHER INCOME (EXPENSE):
Interest income	26,632	55,357
Interest expense	(229,435)	(208,454)
Loss on impairment of investments and other	388	(681,981)

Other expense	(202,415)	(835,078)

Income (loss) before income taxes	3,312,878	(4,960,581)
Income tax (benefit) provision	(414)	690,424

NET INCOME (LOSS)	$3,313,292	$(5,651,005)

Basic and diluted income (loss) per share:
Net income (loss) per share	$0.45	$(.77)

Weighted average common shares outstanding:
Basic and diluted	7,206,598	7,366,057

VENTURE CATALYST INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Fiscal Year Ended June 30,

	2002	2001
REVENUES:
Client services	$—	$8,840,260
OPERATING EXPENSES:
Cost of revenues	2,522,147	7,035,708
Cost of services-anticipated contract loss	2,329,813	—
General and administrative expenses	3,499,062	6,780,685
Restructuring expenses and related asset impairment	89,818	7,234,609
Impairment of deferred contract costs	—	1,899,767
Amortization of intangible assets and stock-based compensation	24,729	1,064,951

Operating expenses	8,465,569	24,015,720

Operating loss	(8,465,569)	(15,175,460)
OTHER INCOME (EXPENSE):
Interest income	130,653	467,569
Interest expense	(900,850)	(804,428)
Gain on sale of Internet domain names	—	1,000,000
Loss on impairment of investments and other	(181,604)	(4,625,162)

Other expense	(951,801)	(3,962,021)

Loss before income taxes	(9,417,370)	(19,137,481)
Income tax benefit	3,702,815	627,210

NET LOSS	$(5,714,555)	$(18,510,271)

OTHER COMPREHENSIVE LOSS, NET OF TAX:
Unrealized gain on securities	—	191,383

COMPREHENSIVE LOSS	$(5,714,555)	$(18,318,888)

Basic and diluted loss per share:
Net loss per share	$(.79)	$(2.53)

Weighted average common shares outstanding:
Basic and diluted	7,206,598	7,326,301